Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-153861
Dated October 21, 2008
ANCHOR BANCORP WISCONSIN INC.
Free Writing Prospectus Published or Distributed by Media
On October 15, 2008, American Banker, a daily trade newspaper covering the financial services industry, published an article that references the shelf registration statement filed by Anchor BanCorp Wisconsin Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”), including the timing of future offerings, if any, to be made pursuant to the registration statement and potential uses of proceeds. The article also includes quotes from the Company’s Chief Financial Officer, Dale C. Riggenberg. The full text of the article is reproduced below.
The article was not prepared (other than the quotes by Mr. Riggenberg) by or reviewed by the Company or, to the knowledge of the Company, any other offering participant prior to its publication. You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus we filed with the SEC on October 6, 2008 and any related prospectus supplement. In particular, you should carefully read the risk factors described in the preliminary prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminary prospectus and any related prospectus supplement, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended March 31, 2008 and our Quarterly Reports on Form 10-Q for the quarter ended June 30, 2008. Statements in the article that are not attributed directly to Riggenberg or based on, or derived from, the Company’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.
Full Text of American Banker Article
For Smaller Banks, Plan Presents a Mixed Picture
American Banker
 By Alan Kline
October 15, 2008
The Treasury Department’s plan to buy stakes in small and regional banks is expected to attract strong interest from hobbled banks struggling to raise capital and perhaps healthy banks that could use the funds to acquire weaker competitors.
Meanwhile, the Federal Deposit Insurance Corp.’s pledge to provide unlimited insurance coverage on no-interest deposits could help small banks hang on to small-business customers concerned about the safety of deposits — even after the government raised the coverage level to $250,000.
Not all banks would benefit from the government’s latest attempts to prop up the industry. The Treasury said it would invest in banks at its discretion, and observers said the agency is likely to conclude that some banks are too troubled to be worth saving.
Moreover, hundreds of mutual thrifts and roughly 2,500 banks structured as subchapter S corporations cannot participate in the government’s direct-investment program, because they are not are permitted to issue preferred stock.
Still, while some community bankers remain philosophically opposed to such broad government intervention — one called it “another step toward the socialization of financial services” — most interviewed Tuesday applauded the moves.
“On balance, this had to get done for the good of the economy,” said Michael P. Daly, the president and chief executive of Berkshire Bank in Pittsfield, Mass.
The Treasury would purchase up to $250 billion of senior preferred shares in financial institutions, with $125 billion set aside for smaller institutions. Banks that issue the shares would pay a 5% rate for the first five years and 9% after that, and the proceeds would qualify as Tier 1 capital.
Mark Fitzgibbon, the director of research at Sandler O’Neill & Partners LP, said he expects many community banks to take advantage of the Treasury’s plan — whether they need the capital or not.
First in line could be companies weakened by plummeting real estate values that have been unsuccessful in efforts to raise capital.
“If you are a company in need of capital, this ... may be your only opportunity to raise capital,” Mr. Fitzgibbon said.
Healthier banks, meanwhile, might be willing to sell stakes to the government and use the proceeds to fund acquisitions.
“I think this will accelerate the pace of consolidation,” Mr. Fitzgibbon said. “The nine [large banks] that took the capital and the ones that take it after are likely to be more acquisitive. I think the government will orchestrate those transactions behind the scenes.”
Mr. Daly of Berkshire Bank agreed that the pace of consolidation likely would pick up, and he said the $2.5 billion-asset bank, a unit of Berkshire Hills Bancorp Inc., intends to be “one of the winners.”
Still, his company raised $36 million in a public offering last week, and he said he would not expect healthy banks that could raise money on their own to sell preferred shares to the government.
“Having opportunistic capital right now is absolutely a good thing,” Mr. Daly said. “Companies that can raise money the old-fashioned way are going to be more interested in doing that.”
Calls to banking companies known to be having difficulty raising capital — such as Franklin Bank Corp. in Houston, BankUnited Financial Corp. in Coral Gables, Fla., and Vineyard National Bancorp in Corona, Calif. — were not returned, so it is unclear if they intend to sell stakes to the Treasury.
Brian Klock, a vice president of equity research at KBW Inc.’s Keefe, Bruyette & Woods Inc.,” said the $5 billion-asset Franklin is a likely candidate because it needs as much as $200 million of capital but has yet to announce finding an investor.

But because the company is several quarters behind on filing its financial reports with the Securities and Exchange Commission, the government may view Franklin as too risky of an investment, Mr. Klock said.
“Some of the banks are very damaged, and the Treasury may view it that way, and say they aren’t investment-worthy. They are going to try to target it toward the banks that will survive. The idea is to get banks lending to get the economy stimulated.”
At least two companies planning public offerings are considering selling stakes to the government instead.
Dave Costello, the chief financial officer at the $527 million-asset Bradford Bank in Baltimore, said the mutual thrift, which needs to boost its capital ratios, could benefit. It is trying for the second time to raise capital by going public, after failing to get enough interest from investors last year.
Though it is still trying to assess the Treasury’s plan, Bradford would consider selling a stake to the government if interest in its latest offering is lacking, Mr. Costello said. “To have a Plan B in your pocket is probably not a bad idea.”
The $4.9 billion-asset Anchor BanCorp Wisconsin in Madison is in the midst of a preparing a prospectus for a stock offering, but the potential of having the government as an investor “does appeal to us at this time,” said Dale Ringgenberg, its chief financial officer. “It appears to be a viable alternative,” he said. “Our consultants and attorneys are reviewing it.”
Last week the company filed a mixed shelf registration with the SEC to raise $200 million in capital to meet a $120 million debt, half of which comes due at year end, as well as protect its balance sheet from declining credit quality. Mr. Ringgenberg said the government deal could give Anchor some immediate stability and allow it to do an offering down the road.
Jason Werner, an analyst with Howe Barnes Hoefer & Arnett in Chicago, said that even if Anchor chooses to forgo the government’s offer, it could still benefit from the agency’s actions. “If this instills confidence like it is supposed to, it could make it easier to raise money, period,” Mr. Werner said.
An immediate benefit to small banks could be the FDIC’s decision to insure all no-interest deposits.
The move would primarily affect business customers, which often keep high balances in transaction accounts because they need quick access to funds to meet payroll and pay suppliers.
Debra R. Lins, the president and CEO of the $66 million-asset Community Business Bank in Sauk City, Wis., said that, typically, if a business customer carries a deposit balance above what is federally insured, her bank would take out additional insurance through a private insurer.
But over the last few weeks, private insurers have been reluctant to write new policies and, as a result, some customers with high-balances have pulled their money from Community Business Bank, forcing it to tap federal funds lines “more deeply than we have in the past” to meet liquidity needs, Ms. Lins said.
Ms. Lins said that while increasing coverage levels to $250,000 as part of the federal rescue package was “huge,” unlimited coverage — even temporarily — should reassure business customers with high balances that their deposits are safe.

“Fear, whether it’s founded or not, can still be a reality in people’s minds,” she said.
Banks that choose to buy extra coverage on deposits above $250,000 would not have to pay a fee for the first 30 days of coverage. After that, a 10 basis point surcharge would be assessed on banks that opt in.
Michael Vea, the chairman, president, and CEO of the $3.4 billion-asset Integra Bank Corp. in Evansville, Ind., said he likes the capital plan, as well as the options for insurance, but is still pondering “what the ultimate costs would be.”
“I like that there are a couple of different options, but it’s no free lunch,” Mr. Vea said. “We are trying to figure out what is the cost up front, what does it get you, and what are your exit costs.”
Theodore Kovaleff, an analyst at Granta Capital Group LLC, called the $125 billion set aside for smaller banks “a consolation prize” next to the share the largest banks would get, but he said it could be helpful to many struggling outfits.
“It all depends on what happens to these institutions,” he said. “Is this what is necessary to tide them over, or is it simply going to put off the inevitable?”
He questioned how officials would decide who gets the capital. He also said he anticipates heavy interest from small banks, despite certain restrictions in the plan.
“You can be sure that when there’s an opportunity for money, each and every one of them is going to want to push their nose into the feeding trough.”
Besides the restrictions that the Treasury has said it would impose on participating banks — including on executive compensation — lawmakers are already talking about adding their own requirements, said Robert Davis, executive vice president for government relations for the American Bankers Association. “The limitations might escalate, and we’re concerned about what those might be.”
Because the government would be getting senior preferred stock in exchange for its capital infusion, some types of financial institutions would not qualify.
Those with a mutual holding company structure would be able to participate if they have not yet issued all of their minority shares. But Mr. Davis said most mutuals do not have a holding company.
Treasury has the authority to use senior debt or equity to help the banking industry, and in this program it opted to use only equity, Mr. Davis said. “We are going to propose that Treasury reconsider that,” he said.
There is one saving grace for mutuals. The new program that the FDIC announced allows it to provide a full guarantee for newly issued senior unsecured debt, Mr. Davis said. Though a premium would be paid by those that opt to participate in the FDIC program, that is an option for companies that cannot go the equity route.
Bonnie McGeer, Marissa Fajt, and Robert Barba contributed to this story.

Forward-Looking Statements
This free writing prospectus contains, and the documents incorporated by reference herein and any related prospectus supplement, forward-looking statements. Statements in this free writing prospectus, and the documents incorporated by reference herein and any related prospectus supplement, that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, and Section 27A of the Securities Act. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.
Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption “Risk Factors” in the preliminary prospectus, and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and our other periodic reports filed with the SEC. Factors that could affect actual results include but are not limited to: general market rates; changes in market interest rates and the shape of the yield curve; general economic conditions; real estate markets; legislative and regulatory changes; monetary and fiscal policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of AnchorBank’s loan and investment portfolios; demand for loan products; level of loan and mortgage-backed securities repayments; deposit flows; competition; demand for financial services in our markets; and changes in accounting principles, policies or guidelines.
These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.
Anchor BanCorp Wisconsin Inc. has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Anchor BanCorp Wisconsin Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 252-6246.